

 VICEROY EXPLORATION LTD.

2004 Annual Report



Gualcamayo

➢ Exploration on the Company's flagship Gualcamayo Gold Project in 2004 resulted in a 36% increase in the global resource; an independent Preliminary Economic Assessment indicates robust project economics for the Quebrada del Diablo (QDD) deposit and recommends advancing the project towards Feasibility

➢ A recent financing, completed in December, 2004, provided the Company with sufficient funding to advance Gualcamayo to Feasibility

➢ Knowledge gained from the exploration and advancement of the QDD deposit is being used to explore the Company's significant landholdings in the Andean Precordillera

➢ Joint Venture partner Tenke Mining Corp. is advancing exploration on the Company's Las Flechas Property, located in the High Andes adjacent to exciting new discoveries and between two prolific mining districts

Exploring for GOLD in Argentina

Corporate Objectives for 2005

★ Continue Phase Two drill program exploring known targets within the main Gualcamayo project area and expanding the resource base
★ Advance engineering studies at Gualcamayo
★ Commence permitting process at Gualcamayo
★ Commence Precordilleran regional exploration
★ Advance High Andes projects through joint ventures



MESSAGE FROM THE CHAIRMAN

This past year was one of great advancement for your Company. We achieved several milestones, due in no small measure to our dedicated team in Canada and Argentina.

With our recent financing we can now aggressively advance Gualcamayo through Feasibility and Permitting. The resource continues to grow and we have commenced regional exploration in the district.

We believe the Company has a very robust project in Gualcamayo, one that could rapidly be brought to production and we will be adding to our team as we progress. In that regard, I would like to acknowledge the addition of Richard Colterjohn to our board in 2004. His experience will be of great help in areas of finance, corporate governance and project development.



Argentina is proving to be a very good place to explore and develop mining projects, and we expect that Gualcamayo will rapidly advance towards our objective of defining a commercially viable project.

Once again I thank you for your loyal support and I look forward to a productive 2005 in a continuing strong gold market.

Sincerely,



Ronald Netolitzky
Chairman of the Board

Left to right: Ronald Netolitzky, Chairman of the Board; Patrick Downey, President & CEO; Rick Diment, P.Geo., Gualcamayo Project Manager; Mario Hernandez, Country Manager - Argentina.

LETTER TO SHAREHOLDERS

On behalf of the Board of Directors, I am pleased to report on the activities of your Company during the last fiscal year. The Board set several key goals at the beginning of 2004, all of which the Company has met or exceeded.

The Company's Phase One drill program was very successful. In October, 2004 Viceroy announced a revised resource estimate that showed an overall increase of almost 36% from commencement of operations in June, 2003. An independent Preliminary Economic Assessment was completed on the main QDD deposit at Gualcamayo in January, 2005. The study indicates an economically robust project, with good potential for expansion of known resources. Phase Two drilling, which will include both infill drilling and testing of new targets within the area of known mineralization, commenced in November, 2004.

In late 2004, Viceroy completed a bought deal private placement financing with total proceeds in excess of $12 million, which will allow the Company to continue to rapidly advance the Gualcamayo Project.

Viceroy Exploration is looking forward to a great year in 2005. In the coming year the Company will continue engineering studies and commence Environmental Impact Studies, leading towards completion of a Feasibility Study and a possible production decision in 2006. It is our intention to aggressively advance the project and to hopefully build a new gold mine at Gualcamayo.

As a company, we are committed to operating at the highest standards, providing safe and rewarding jobs for our employees, and actively participating in the communities in which we operate. We continue to be a responsible and valuable member of the communities in which our projects are located. I would like to take this opportunity to thank the dedicated group of employees and consultants who have helped us achieve our objectives over the last year and to acknowledge the excellent advice and contribution of time and effort made by all of our board members.

On behalf of the Directors and Management, I want to thank our shareholders for their support throughout 2004 and I look forward to reporting on the Company's progress in 2005.

Sincerely,

Patrick Downey
President & CEO

GUALCAMAYO GOLD PROJECT

OVERVIEW

The Gualcamayo Gold Project is located in San Juan Province, Argentina, within eight kilometres of a major highway and proposed power line. The general project site lies at 2,000 metres elevation, facilitating year-round exploration.

Gold mineralization is hosted within three main zones, the distal disseminated QDD deposit and the Amelia Inés and Magdalena skarn deposits.

Highlights in 2004 included the completion of a 11,920 metre Phase One reverse circulation drill program, the completion of an independent resource estimate which increased the measured and indicated resource to 1.43 million ounces of gold and the inferred resource to 611,000 ounces, and the commencement of a +10,000 metre Phase Two drill program.

The Phase Two drill program is aimed at testing new target areas, as well as upgrading inferred category resources to measured and indicated. The diamond drill rig currently on site is capable of drilling core holes from -90 to +45 degrees, which greatly increases the exploration team's ability to test new target areas and conduct infill drilling within the resource area. Early results from the Phase Two program are extremely encouraging, yielding some of the highest grades to date from the QDD zone.

The project is located near existing infrastructure and benefits from year round access, in a region where government and local residents support and encourage development



Magdalena Resource Area
Amelia Inés Resource Area
Filo Telefonica
N
W
E
S
Target 3D
Target K
Target C
Quebrada Del Diablo Resource Area
Target 9
Target 10
LEGEND
Zone of Carbonate-Hosted Gold Mineralization
Resource Area
Drill Hole
0
300
metres

Gualcamayo Resource and New Target Areas

ENGINEERING STUDIES

In January, 2005 AMEC Americas Limited (AMEC) completed a Preliminary Economic Assessment on the QDD deposit which recommended advancing towards Feasibility.

The AMEC study projects an average life-of-mine cash cost of US $133 per ounce of gold on average annual production of 96,100 ounces over a 10 year mine life and an after-tax internal rate of return of 32.3% based on US $400 gold. Preproduction and sustaining capital of US $55.7 million and US $14.4 million, respectively, were estimated based on a mine plan which would see the construction of a series of open pits feeding a pair of ore passes, thereby eliminating the need for a truck fleet.

Results of metallurgical testwork continue to be extremely positive. An additional seventy bottle roll tests on drill samples in 2004 were consistent with previous results from the property and indicates average recoveries in excess of 80%.

ENVIRONMENTAL, SOCIAL AND SAFETY ISSUES

Viceroy is committed to responsible exploration, maintaining the highest environmental standards and social responsibility. We believe these issues are vitally important in the ongoing development of all of our operations. Through its Argentinean subsidiary, Minas Argentinas, S.A. , the Company is taking a pro-active role within the local community, which includes everything from sourcing jobs and materials locally wherever possible, to sponsoring community activities.

As we move towards the permitting process, the Company will contract an internationally recognized consulting firm to oversee the process, with strong input and feedback from the local communities and academic institutions.

The Company will continue to ensure proper safety standards are met to protect the health of all of our employees.

Viceroy's Gualcamayo Gold Project continues to grow, with a measured and indicated resource of 1.43 million ounces of gold and a further 611,000 ounces of inferred resource



QDD Pit Model



Ron Netolitzky (left) and Rick Diment, P.Geo. oversee drilling at the QDD Deposit

LOOKING AHEAD

2005 promises to be a busy year at Gualcamayo, the Phase Two +10,000 metre drill program is in full swing. Early results have yielded some of the highest grades encountered to date in the QDD deposit.

Ongoing engineering studies have been awarded to AMEC. Metallurgical and geotechnical studies are currently underway, and the permitting process is commencing in Q1/05.

The Company's intention is to continue the aggressive exploration and advancement of the Gualcamayo Project, moving towards reserve definition and Feasibility in 2005/06.

Gualcamayo promises to be one of the next major mining projects in Argentina

REGIONAL EXPLORATION



PACIFIC OCEAN
Chile
La Coipa
Refugio
Aldebaran
Argentina
Las Flechas & La Brea/Las Carachas
Evelina
Pascua
Gualcamayo & Salamanca
Veladero
La Rioja Province
El Indio
Coipita
San Juan Province
San Juan City
SOUTH AMERICA
Viceroy Properties
Major Base/Precious Metal Properties



Salamanca Property

PRECORDILLERAN EXPLORATION

Combined, the Company's Gualcamayo and Salamanca Properties in the Argentinean Precordillera comprise an area of approximately 30,000 hectares surrounding the QDD deposit. Exploration of the properties by previous operators yielded several promising targets for follow-up, including the road-accessible Salamanca target. Initial diamond drilling (2,189 metres in 17 diamond drill holes) carried out at Salamanca by previous operators yielded results such as 1.7 g/t Au over 41.4 m, 2.14 g/t Au over 62.3 m and 1.5 g/t Au over 51.3 m.

Precordilleran regional exploration in 2005 will utilize the Company's understanding of the geological setting and controls to mineralization of the QDD deposit and build on the existing property-wide geological and geochemical database to maximize the potential for discovery.

HIGH ANDES EXPLORATION

The Las Flechas, and nearby La Brea/Las Carachas and Evelina Properties are located in the High Andes, along the Chilean border and adjacent to several exciting new discoveries. The properties lie in *elephant country*, between the prolific El Indio and Maricunga Mineral Belts. Combined, these belts host several world-class gold deposits, including El Indio, Pascua-Lama and Veladero.

In 2004 the Company signed a joint venture agreement with a subsidiary of Tenke Mining Corp. (Tenke), whereby the Tenke subsidiary may earn a 75% interest on the Las Flechas Property. Exploration results from the 2004/05 field season are positive, yielding strong gold anomalies coincident with zones of argillic alteration, silicification and quartz stockwork. As this report goes to press, the High Andes field season is drawing to a close; the goal is to advance targets at Las Flechas in anticipation of drilling in the 2005/06 field season.



Las Flechas Property

The following information, prepared as of March 4, 2005, should be read in conjunction with the Company's December 2004 audited consolidated financial statements and related notes, which are prepared in accordance with generally accepted accounting principles in Canada. All amounts are expressed in Canadian dollars unless otherwise indicated.

This information may contain forward-looking statements that involve inherent risks and uncertainties. The Company's actual results may differ significantly from those anticipated in the forward-looking statements and readers are cautioned not to place undue reliance on these forward-looking statements. The Company undertakes no obligation to publicly release the results of any revisions to forward-looking statements that may be made to reflect events or circumstances after the above-stated date or to reflect the occurrence of unanticipated events.

Description of the Business and Overall Performance

Viceroy Exploration Ltd (the "Company") is a natural resource exploration stage Company with five 100% owned exploration properties in Argentina. The principal focus of the Company is the continued exploration and development of its Gualcamayo gold property in San Juan province, Argentina, which property currently consists of three zones of mineralization. The Company is also carrying out a regional exploration program within the Gualcamayo property.

Prior to the June 30, 2003 acquisition of the Gualcamayo property by the Company, previous drilling on the property had been completed by the then owners in three campaigns, in 1983-1988 and between 1998 and 2000. In August 2004, the Company completed its first phase exploration program on the property which included a 47 hole, 11,920 metre reverse circulation drill program and in December 2004 began a second phase of exploration drilling consisting mainly of diamond drilling. In November 2004, the Company announced that a new resource estimate had been completed on the three zones of mineralization of the property by an Independent Qualified Person which estimate added more than 35 % to the total resources and doubled the measured and indicated resources. This new resource announcement was followed up by an updated National Instrument 43-101 Technical Report which was SEDAR filed on December 8, 2004.

The increase in the resource size and quality together with the positive gold market has combined to provide momentum for the Company in 2004 and has benefited the Company's ability to raise equity in the capital markets. In that regard, on December 6, 2004, the Company completed a private placement of a total 5,604,650 units for gross proceeds of $12,330,230. Each unit consisted of one common share and one-half warrant, each whole warrant (2,802,323 warrants) entitling the holder to purchase one additional common share of the Company at a price of $2.75 per share until December 6, 2006.

An option agreement has been entered into on one of the Company's other Argentine properties, Las Flechas, and joint venture partners are being sought for the Company's other three properties which are all located in areas of ongoing project discovery, development and production in Argentina.

As at December 31, 2004, the Company has cash and cash equivalents of $14,499,000 substantially all of which is available as working capital and which is considered sufficient to carry out the above referred activities on the Gualcamayo gold property as well as for property maintenance requirements and administrative overhead for the next eighteen months.

In the twelve months ended December 31, 2004, cash flows from a private placement and the exercise of warrants and stock options totaled $14,486,400; cash used substantially all on Gualcamayo property exploration (deferred expenditures) totaled $3,450,500; cash used substantially all on administration and investor relations in support of the Gualcamayo project (period operating expenditures) totaled $1,254,000, resulting in an increase in cash and cash equivalents of $9,782,000 for the total cash and cash equivalents at December 31, 2004 of $14,499,000. The number of issued and outstanding common shares increased by 10,899,150 to a total 35,370,308 shares.

In the Company's prior fiscal year being the six months ended December 31, 2003, cash flows from a corporate acquisition and a private placement totaled $4,733,000; cash used on Gualcamayo property exploration (deferred expenditures) totaled $353,400; cash used substantially all on administration and investor relations in support of the Gualcamayo project (period operating expenditures) totaled $212,300, resulting in an increase in cash and cash equivalents of $4,167,300 for total cash and cash equivalents at December 31, 2003 of $4,717,000. The number of issued and outstanding common shares increased by 10,671,158 to a total 24,471,158 shares.

As at December 31, 2004 and to the above-stated date of this report, the quoted price of the Company's common shares on the TSX – Venture Exchange has exceeded the exercise prices of the Company's outstanding stock options granted. If all outstanding options as at December 31, 2004 were exercised, a total 2,593,000 shares would be issued for cash proceeds of $3,345,000. The weighted average remaining contractual life of these outstanding options is 3.84 years. At December 31, 2004, there are outstanding warrants granted for a total 3,156,875 shares at an exercise price of $2.75 per share until December 6, 2006 which price exceeds the quoted price of the Company's shares as of December 31, 2004. In the subsequent period from January 1, 2005 to March 4, 2005, the quoted price of the Company's common shares on the TSX-Venture Exchange has exceeded the exercise price of the outstanding warrants. If all outstanding warrants at December 31, 2004 were exercised, a total 3,156,875 shares would be issued for cash proceeds of $8,681,406.

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The commercial viability of a mineral deposit is also dependent upon a number of factors which are beyond the Company's control. Some of these factors are the attributes of the deposit, commodity prices, cost of financing and country risks including uncertain political and economic environments, restrictions on export and repatriation of capital and profits.

Continued development of the Gualcamayo and other Argentine properties of the Company will require licenses and permits from various levels of government. The Company believes that it will be able to obtain in the future all necessary licenses and permits to continue the activities which it intends to conduct, and it intends to continue to comply in all material respects with the terms of such licenses and permits. However, there is no assurance that this will continue to occur.

The Gualcamayo property is located in a region of Argentina in which mining is of significant economic importance. The Company believes it is conducting its business there in a responsible and prudent manner and, to date, it has been able to progress as planned. The Company does not maintain and does not intend to purchase political risk insurance. The majority of the Company's funds are held in Canada and only funds sufficient to meet current obligations are transferred to Argentina. In 2004, inflation was not an issue in Argentina.

The audited financial statements and corporation tax returns of Minas Argentinas (Barbados) Inc., one of the Company's three wholly-owned holding companies and the parent of MASA, for the years 1997 through 2003, inclusive, in Barbados have not been filed and are past due. Notwithstanding this deficiency, the holding company continues to be in good standing in Barbados and the Company expects to rectify the deficiency before mid year 2005. Penalties, if any, in this regard have not been determined.

Included in the net assets acquired by the Company in the December 2, 2003 acquisition of Trillion (note 3(b) was a $100,000 account receivable in connection with a March 31, 2003 sale agreement by Trillion of two wholly-owned subsidiary companies, one a holding company incorporated in Guernsey and the second an operating company in Zimbabwe. On closing, Trillion was to receive US$100,000 cash and a 30 % participating interest, after expenditures funded by the purchaser of a total US$300,000, in two exploration projects in Zimbabwe. Completion of the sale has been delayed and has in part been under renegotiation; however, in the interim, the purchaser has assumed responsibility for management of the operating company in Zimbabwe. The above-referred $100,000 is included in accounts receivable of the Company as at December 31, 2004 and the Company expects that the sale will be completed substantially as set out above before mid year 2005.

On September 13, 2004, the directors of the Company approved establishment of a pool of US$110,000 to be used for payments to certain employees of MASA in the eventuality that certain events occur in future. The Company has not formally established a reserve of this amount.

Selected Annual Information

	Twelve months ended December 31, 2004 $	**Six months ended December 31, 2003** $	**Three months ended June 30, 2003** $
Loss for the period	2,377,721 [2]	1,436,596 [1]	10,813
Basic and diluted loss per share	(0.08) [2]	(0.10) [1]	(0.00)
Total assets at end of period	24,637,943 [5]	11,324,275 [4]	6,572,056 [3]

[1]   includes $1,117,080 stock-based compensation
[2]   includes $1,183,085 stock-based compensation
[3]   includes $6,015,995 ascribed value of Argentine mineral properties and $549,747 cash acquired in consideration for the issuance of common shares from treasury
[4]   increase as compared to total assets as at June 30, 2003 is primarily a result of $2,735,328 cash acquired on a corporate acquisition in consideration for the issuance of common shares from treasury and the grant of stock options and $1,997,700 net cash proceeds received from a private placement of which $353,424 was expended on Gualcamayo (deferred) property exploration less $212,321 cash used in operating activities
[5]   increase as compared to total assets as at December 31, 2003 is primarily a result of $11,417,706 net cash proceeds received from a private placement and $3,068,703 cash on exercise of warrants and stock options of which $3,551,466 was expended on Gualcamayo (deferred) property exploration and land purchase less $1,254,001 cash used in operating activities

The Company's consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and all amounts are expressed in Canadian dollars unless otherwise indicated.

Results of Operations

(a) Loss for the twelve months ended December 31, 2004:

Being in the exploration stage, the Company does not have revenues from operations and, except for income from its cash and cash equivalents, relies on equity funding by members for its continuing financial liquidity. The principal focus of the Company is the continued exploration of its Gualcamayo gold property in Argentina. In support of this activity, for the twelve months ended December 31, 2004, the Company incurred period operating expenditures resulting in a loss of $2,377,721 which, net of stock-based compensation, was $1,194,636. Of this $638,684 and $261,693 was spent on cash compensation and investor relations/shareholders' communication, respectively, and $294,259 for all other period expenses net of interest income. Cash compensation is paid to six individuals or their companies of which four are officers. In 2004, Company representatives attended seven industry conferences throughout North America.

(b) Capitalized Property Expenditures for the twelve months ended December 31, 2004 and plans for the Gualcamayo project:

In the twelve months ended December 31, 2004, a total $3,551,466 was capitalized to the Gualcamayo gold property, including $3,508,504 in exploration expenditures and $42,962 for a land purchase. In August 2004, the Company completed its $1,861,731 first phase exploration program on the property which included a 47 hole, 11,920 metre reverse circulation drill program and in December 2004 began a second phase of exploration drilling consisting mainly of diamond drilling expending $682,500. The balance of spending in the period was primarily incurred conducting systematic mapping and surface sampling which identified a number of new mineralized targets and for property maintenance payments. Included in cumulative deferred exploration expenditures at December 31, 2004 is $394,759 of Argentine value added tax. The Company is making application to recover this amount; however, the recovery, if any, is uncertain.

In January 2005, AMEC Americas Limited completed a Preliminary Economic Assessment on the main zone of mineralization which provided the Company with direction for future exploration and in February 2005, the Company entered into a contract with the same firm to carry out additional engineering studies incorporating the three main zones of mineralization of the property. In tandem with the these studies, the Company is currently negotiating a contract with a second international consulting firm to define and coordinate environmental impact statement work in order that required environmental, construction and mining permits can be obtained as needed. Depending on the results of the current engineering studies, the Company intends to proceed with a Feasibility study by year end.

(c) Cash Flows for the twelve months ended December 31, 2004:

In the twelve months ended December 31, 2004, cash flows from a private placement and the exercise of warrants and stock options totaled $14,486,400, cash used substantially all on Gualcamayo property exploration (deferred expenditures) totaled $3,450,500, cash used substantially all on administration and investor relations in support of the Gualcamayo project (period operating expenditures) totaled $1,254,000, resulting in an increase in cash and cash equivalents of $9,782,000 for total cash and cash equivalents at December 31, 2004 of $14,499,000.

Summary of Quarterly Results

The following table sets forth selected unaudited consolidated information for the Company for each quarter since the date of its incorporation on March 31, 2003.

	Quarter Ended						
	Dec 31, 2004 $	Sep 30, 2004 $	Jun 30, 2004 $	Mar 31, 2004 $	Dec 31, 2003 $	Sep 30, 2003 $	Jun 30, 2003 $
Capitalized property acquisition and exploration costs	443,981[2]	877,031[2]	1,470,588[2]	406,442[3]	229,013[2]	124,411[2]	6,015,995[1]
Revenue[4]	-	-	-	-	-	-	-
Loss from operations	658,536[10]	673,637[9]	466,183[8]	579,365[7]	1,115,063[6]	321,532[5]	10,814
Basic and diluted loss per share	(0.02)	(0.02)	(0.02)	(0.02)	(0.06)	(0.02)	(0.00)

[1] consists entirely of capitalized property acquisition costs
[2] consists entirely of capitalized property exploration costs
[3] comprising capitalized $42,962 land purchase cost and $363,480 property exploration costs
[4] the Company is in the exploration stage and has no revenues
[5] includes $250,306 stock-based compensation
[6] includes $866,774 stock based compensation
[7] includes $397,115 stock-based compensation
[8] includes $162,920 stock-based compensation
[9] includes $392,900 stock based compensation
[10] included $230,150 stock-based compensation

The Company's consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and all amounts are expressed in Canadian dollars unless otherwise indicated.

Liquidity and Capital Resources

As at December 31, 2004, the Company has cash and cash equivalents of $14,499,000 substantially all of which is available as working capital and which is considered sufficient to carry out the planned activities on the Gualcamayo gold property that are described elsewhere in this document as well as for property maintenance requirements and administrative overhead for the next eighteen months. Development of the Gualcamayo project beyond feasibility will require additional equity and possible debt financing both which involve significant risks some of which have been referred to previously in this document.

The functional currency of the Company is the Canadian dollar and to date new funding has been raised in Canadian dollars. Included in cash and cash equivalents at December 31, 2004 is $469,295 and $52,512 denominated in US dollars and Argentine pesos, respectively, which are subject to foreign currency rate fluctuations. In conducting its business, the Company makes payments as appropriate from time to time in each of these three currencies. Accordingly, as planned increased spending on the Gualcamayo property materializes, the Company will be subject to foreign currency rate fluctuations in future between the Canadian dollar and these currencies.

Transactions with Related Parties

In the twelve months ended December 31, 2004:

(a) The Company paid $7,500 for administrative and corporate services, and office space to a company which at the time was related by virtue of common directors and officers. The arrangement terminated February 14, 2004.
(b) The Company had monthly consulting services arrangements with each of its four officers, two of which are also directors of the Company. Cash paid or payable pursuant to these arrangements was $175,000, $112,027, $112,000 and $102,650, an aggregate of $501,677. The arrangement with one of the officers began March 15, 2004.
(c) During the twelve months ended December 31, 2004, stock options were granted to certain directors/officers/employees for a total 778,000 common shares having a recorded fair value of $748,421.
(d) In connection with the 2004 private placement of the Company, the independent directors of the Company approved the participation by one director of the Company in the private placement for the purchase of 150,000 units on the same terms as arm's length investors.

Fourth Quarter

(a) Loss for the three months ended December 31, 2004:
In support of the continued exploration and development of its Gualcamayo gold property in Argentina, for the three months ended December 31, 2004, the Company incurred period operating expenditures resulting in a loss of $658,536 which, net of stock-based compensation, was $428,386. Of this $238,345 and $71,723 was spent on cash compensation and investor relations/shareholders' communication, respectively, and $118,318 for all other period expenses net of interest income. Cash compensation is paid to six individuals or their companies of which four are officers and in the period included bonus amounts totaling $67,000. In the period, representatives attended two industry conferences in the United States promoting the Company.

(b) Capitalized Property Expenditures for the three months ended December 31, 2004:
In the three months ended December 31, 2004, a total $797,405 in exploration expenditures was capitalized to the Gualcamayo gold property including expenses associated with completion of the new resource estimate and second phase drilling.

(c) Cash Flows for the three months ended December 31, 2004:
In the three months ended December 31, 2004, cash flows from a private placement and the exercise of warrants and stock options totaled $11,558,625, cash used substantially all on Gualcamayo property (deferred expenditures) totaled $829,301, cash used substantially all on administration and investor relations in support of the Gualcamayo project (period operating expenditures) totaled $369,319, resulting in an increase in cash and cash equivalents of $10,360,005 for total cash and cash equivalents at December 31, 2004 of $14,499,000.

Changes in Accounting Policies including Initial Adoption

During the twelve months ended December 31, 2004, the Company purchased furniture and equipment for its corporate office and adopted the following accounting policy: Furniture and equipment – corporate office is recorded at cost and is amortized on a straight line basis over three years beginning the quarter of purchase.

Other Management's Discussion and Analysis

(a) Additional disclosure for venture issuers without significant revenue: outstanding share data as at March 4, 2005:

    i.   shares authorized:

        an unlimited number of common shares without par value
        an unlimited number of first preferred shares without par value
        an unlimited number of second preferred shares without par value

    ii.   shares issued and outstanding:

        35,620,308 common shares with a recorded value of $26,186,994

    iii. warrants and stock options outstanding:

	Number		Exercise Price $	Date of Expiry
Stock Options	50,000		1.35	December 17, 2005
	200,000		0.50	September 12, 2008
	100,000		1.06	October 7, 2008
	750,000		1.25	December 3, 2008
	150,000		1.35	January 12, 2009
	200,000		1.25	February 1, 2009
	23,000		1.26	March 25, 2009
	150,000		1.27	April 2, 2009
	40,000	[1]	0.93	June 10, 2009
	480,000	[1]	1.57	September 13, 2009
	200,000	[1]	2.25	October 21, 2009
	827,000	[1] [2]	2.46	January 31, 2010
	30,000	[1] [3]	2.52	February 25, 2010
	3,200,000			
Warrants	3,156,875		2.75	December 6, 2006
	6,356,875			

[1]   granted subject to shareholder and regulatory approvals

[2]   one option for 60,000 shares is subject to vesting at 5,000 shares per month from January 31, 2005; one option for 50,000 shares is subject to vesting at 4,167 shares per month from January 31, 2005; one option for 40,000 shares vests on March 1, 2005, or such other date as agreed

[3]   subject to vesting at 5,000 shares per month

(b) Additional information relating to the Company is available for viewing on SEDAR at www.sedar.com and the Company's website at www.viceroyexploration.com.

(c) The Company is a venture issuer and is not required to file an Annual Information Form.

Viceroy Exploration Ltd.
(an exploration stage company)

CONSOLIDATED FINANCIAL STATEMENTS
**For the twelve-month period ended December 31, 2004,
the six-month period ended December 31, 2003,
and the period from March 31, 2003 (date of incorporation) to June 30, 2003.**
(expressed in Canadian dollars)

Management Report

The accompanying consolidated financial statements and all information in the Annual Report are the responsibility of management. These consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada and reconciled to United States generally accepted accounting principles. Management is responsible for the information and representations in the consolidated financial statements, including the estimates and judgements required for their preparation.

Management is also responsible for establishing and maintaining internal controls and procedures over the financial reporting process designed to provide reasonable assurance that assets are safeguarded and reliable financial records are maintained.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal controls. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board and consists entirely of non-management directors. The Audit Committee meets with management and the independent auditors to review any significant accounting, internal control and auditing matters, and to review and finalize the annual financial statements of the Company along with the independent auditors' report prior to the submission of the financial statements to the Board of Directors for final approval.

PricewaterhouseCoopers LLP, Chartered Accountants, having been appointed by the shareholders to serve as the Company's external auditors, have examined the consolidated financial statements of the Company and their report follows.



Patrick G. Downey   John P. Fairchild
President and CEO   Chief Financial Officer

Vancouver, British Columbia
March 4, 2005

PRICEWATERHOUSECOOPERS 🅿

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

Independent Auditors' Report

To the Shareholders of
Viceroy Exploration Ltd.

We have audited the consolidated balance sheets of Viceroy Exploration Ltd. (an exploration stage company) as at December 31, 2004, 2003 and June 30, 2003 and the consolidated statements of operations and deficit and cash flows for the twelve-month period ended December 31, 2004, the six-month period ended December 31, 2003 and the three-month period ended June 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004, 2003 and June 30, 2003 and the results of its operations and its cash flows for the twelve-month period ended December 31, 2004, the six-month period ended December 31, 2003 and the three-month period ended June 30, 2003 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia
March 4, 2005

Viceroy Exploration Ltd.

(an exploration stage company)
Consolidated Balance Sheets
(expressed in Canadian dollars)

	December 31, 2004 $	December 31, 2003 $	June 30, 2003 $
Assets			
Current assets			
Cash and cash equivalents	14,498,984	4,717,030	549,747
Short-term investments	-	76,501	-
Prepaid expenses and accounts receivable	188,633	161,325	6,314
	14,687,617	4,954,856	556,061
Exploration properties (notes 3 and 4)	9,920,885	6,369,419	6,015,995
Furniture and equipment – corporate office (note 5)	29,441	-	-
	24,637,943	11,324,275	6,572,056
Liabilities			
Current liabilities			
Accounts payable and accrued liabilities	256,582	234,687	67,673
Shareholders' Equity			
Capital stock (note 7 (b))	25,812,231	11,284,526	6,515,196
Stock options and warrants (note 7 (e))	2,394,260	1,252,471	-
Deficit	(3,825,130)	(1,447,409)	(10,813)
	24,381,361	11,089,588	6,504,383
	24,637,943	11,324,275	6,572,056

Nature of operations (note 1)

See accompanying notes.

Approved by the Board of Directors



Robert V. Matthews
Director



Patrick G. Downey
Director

Viceroy Exploration Ltd.

(an exploration stage company)
Consolidated Statements of Operations and Deficit
 (expressed in Canadian dollars)

	Twelve Months Ended December 31, 2004 $	Six Months Ended December 31, 2003 $	Three Months Ended June 30, 2003 $
Expenses			
Stock-based compensation (note 7(e))			
Directors/officers/employees	748,421	1,027,680	-
Other consultants	434,664	89,400	-
	1,183,085	1,117,080	-
Salaries, benefits and officer consultants	638,684	117,156	-
Stock exchange/transfer agent/listing application	40,920	42,089	-
Legal	43,024	40,488	5,813
Shareholders' communication	68,892	35,265	-
Amortization	11,284	-	-
Audit and tax	35,200	24,080	5,000
Investor relations (notes 7 (d) and 7 (e))	192,801	18,358	-
Travel and lodging	40,470	11,916	-
Office and miscellaneous	137,349	26,853	-
Loss before the following	2,391,709	1,433,285	10,813
Interest income	(83,916)	(7,604)	-
Loss/write-down of short-term investments	19,487	-	-
Foreign exchange loss	50,441	10,915	-
Loss for the period	2,377,721	1,436,596	10,813
Deficit - Beginning of period	1,447,409	10,813	-
Deficit - End of period	3,825,130	1,447,409	10,813
Basic and diluted loss per share	(0.08)	(0.10)	(0.00)
Weighted average shares outstanding	29,232,390	14,389,263	13,800,000

See accompanying notes.

Viceroy Exploration Ltd.

(an exploration stage company)
Consolidated Statements of Cash Flows
(expressed in Canadian dollars)

	Twelve Months Ended December 31, 2004 $	Six Months Ended December 31, 2003 $	Three Months Ended June 30, 2003 $
Cash flows (used in) from operating activities			
Loss for the period	(2,377,721)	(1,436,596)	(10,813)
Non-cash charges (note 10 (a))	1,213,856	1,117,080	-
Changes in non-cash working capital items (note 10 (b))	(90,136)	107,195	10,813
	(1,254,001)	(212,321)	-
Cash flows (used in) from investing activities			
Exploration properties	(3,466,743)	(353,424)	-
Furniture and equipment-corporate office	(40,725)	-	-
Proceeds on sale of short-term investment	57,014	-	-
	(3,450,454)	(353,424)	-
Cash flows from financing activities			
Private placement proceeds - net	11,417,706	1,997,700	-
Exercise of warrants and stock options	3,068,703	-	
Cash acquired on acquisition of subsidiaries - net	-	2,735,328	549,747
	14,486,409	4,733,028	549,747
Increase in cash and cash equivalents	9,781,954	4,167,283	549,747
Cash and cash equivalents - Beginning of period	4,717,030	549,747	-
Cash and cash equivalents - End of period	14,498,984	4,717,030	549,747
Cash and cash equivalents consist of :			
Cash and deposit accounts with banks and brokerages	14,498,984	4,717,030	549,747

Supplemental cash flow information (note 10)

See accompanying notes.

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

1   Nature of operations

The Company was incorporated on March 31, 2003 under the British Columbia Business Corporations Act as a wholly owned subsidiary of Viceroy Resource Corporation (Viceroy). On June 30, 2003, Viceroy sold to the Company its exploration properties in Argentina and other assets in accordance with the terms of a plan of arrangement between Viceroy, Quest Investment Corporation and other companies, and whereby Viceroy became Quest Capital Corp (Quest). On this date, Viceroy distributed 81% being 11,150,400 shares of the Company to the existing shareholders of Viceroy as of the record date of June 30, 2003 (note 3(a)).

On December 2, 2003, the Company acquired all of the shares of Consolidated Trillion Resources Ltd. (Trillion) by way of a statutory plan of arrangement (the Arrangement) (note 3(b)). The results of operations of Trillion have been consolidated since December 2, 2003.

Effective December 31, 2003, the Company changed its year end from June 30.

The principal focus of the Company is development of its 100% owned Gualcamayo gold property in Argentina. In August 2004, the Company completed a first phase exploration program on the property which included a reverse-circulation drill program and in December 2004 began a second phase of exploration drilling consisting mainly of diamond drilling. Also in December 2004, a new resource estimate was completed on the three zones of mineralization of the property. On January 12, 2005, the Company announced completion of a Preliminary Economic Assessment on the main zone of mineralization within the property and on February 23, 2005 entered into a contract with an international consulting firm to carry out additonal engineering studies on the property incorporating the three zones of mineralization.

The recoverability of the amounts shown for exploration properties is dependent upon the existence of economically recoverable reserves, maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production. The amounts shown as property acquisition costs do not necessarily represent present or future values.

Although the Company has taken steps to verify title to exploration properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements or transfers and may be affected by undetected defects.

2   Significant accounting policies

Generally accepted accounting policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Significant differences between Canadian and U.S. generally accepted accounting principles, as they relate to these financial statements, are described in note 12.

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its active wholly owned subsidiaries Oro Belle Resources Corporation and Minas Argentinas S.A. The accounts of the Company's subsidiaries are included from the date of acquisition (notes 1 and 3).

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenditures during the reporting period. Actual results could differ from those reported.

Foreign currency translations

The Company's subsidiaries are integrated foreign operations and are translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates. Income and expense items are translated at the average exchange rate for the period. Income and expense items are translated at the average exchange rate for the period. Translation gains and losses are reflected in the statement of operations and deficit for the period.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, balances with banks and brokerages and highly liquid deposits with an initial maturity of less than 90 days.

Short-term investments

Short-term investments are recorded at cost and written down to estimated net recoverable amount if there is an other than temporary decline in value. The net recoverable amount is based upon the short-term investment's quoted market value.

Exploration property costs

The Company records its interests in exploration properties at cost. The costs of acquiring mineral properties and related exploration and development expenditures are deferred and will be amortized against future production following commencement of commercial production or are written off if the properties are sold, allowed to lapse or abandoned. General exploration, overhead and administrative costs are expensed in the period they are incurred.

Management of the Company regularly reviews the net carrying value of each mineral property. Where management believes that the carrying value cannot be recovered, the carrying value is written down to fair value.

Viceroy Exploration Ltd.

(an exploration stage company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

Furniture and equipment – corporate office

Furniture and equipment – corporate office is recorded at cost and is amortized on a straight line basis over three years beginning the quarter of purchase.

Income taxes

Income taxes are calculated using the asset and liability method of accounting for future income taxes. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

Loss per common share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the period. Diluted losses are calculated using the treasury stock method.

Financial instruments

The carrying values of cash and cash equivalents, short-term investments, prepaid expenses and accounts receivable and accounts payable and accrued liabilities approximate book values due to the short term nature of these instruments.

Stock-based compensation

The Company has a stock option plan and accounts for stock option grants under the plan in accordance with the fair value based method of accounting for stock-based compensation.

Viceroy Exploration Ltd.

(an exploration stage company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

3 Acquisitions

a) Acquisition of Argentine properties

On June 30, 2003, the Company acquired certain exploration properties in Argentina and certain other assets and liabilities by issuing 13,800,000 common shares in exchange for all of the issued shares of Oro Belle Resources Corporation (Oro Belle) which was a wholly owned subsidiary of Viceroy (note 1) at the time of the acquisition. The properties are held by Minas Argentinas S.A. (MASA) an indirect wholly owned Argentine subsidiary of Oro Belle. The transaction was accounted for at the book value of Viceroy after conforming the accounting policies in respect of the exploration properties to those of the Company.

	$
The net assets acquired consist of	
Cash	549,747
Prepaid expenses and accounts receivable	5,961
Exploration properties	6,015,995
Accounts payable and accrued liabilities	(56,507)
	6,515,196
Consideration - issuance of 13,800,000 common shares	6,515,196

b) Consolidated Trillion Resources Ltd. (Trillion)

On December 2, 2003, the Company acquired all of the shares of Trillion by way of the Arrangement (note 1) whereby holders of Trillion common shares received 0.70 common shares of the Company for each Trillion share. Trillion and Oro Belle amalgamated under the British Columbia Business Corporation Act under the name of Oro Belle Resources Corporation and is a wholly owned subsidiary of the Company.

The acquisition has been accounted for using the purchase method of accounting and the following is a breakdown of the fair market value of the net assets acquired:

	$
The net assets acquired consist of	
Cash	2,816,280
Short-term investments	76,500
Accounts receivable	135,134
Accounts payable	(39,941)
	2,987,973
Consideration	
Issuance of 6,471,158 common shares	2,847,310
Issuance of stock options for 339,500 common shares	59,711
Transaction costs	80,952
	2,987,973

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

4   Exploration properties

The gold exploration properties are substantially all located in San Juan province, Argentina, and are subject to net smelter royalties ranging between 1.0% and 3.5%, 2.5% of which are on specific claims and leases which are capped at US$700,000.

	Gualcamayo (note 1) $	Salamanca $	Las Flechas $	Evelina $	La Brea/Las Carachas $	Total $
Expenditures in 2001	1,025,128	-	-	-	-	1,025,128
Expenditures in 2002	2,020,738	-	-	-	-	2,020,738
Expenditures in the six months ended June 30, 2003	122,033	-	-	-	-	122,033
Acquisition cost June 30, 2003 (note 3 (a))	5,255,808	260,187	200,000	200,000	100,000	6,015,995
Expenditures in the period	353,424	-	-	-	-	353,424
Balance - December 31, 2003	5,609,232	260,187	200,000	200,000	100,000	6,369,419
Purchase of additional land	42,962	-	-	-	-	42,962
Expenditures in the period	3,508,504	-	-	-	-	3,508,504
Balance - December 31, 2004	9,160,698	260,187	200,000	200,000	100,000	9,920,885

By option agreement dated as of July 26, 2004 with effect from April 30, 2004 between the Company and a wholly-owned Argentine subsidiary of Tenke Mining Corp., a TSX listed company, the Tenke subsidiary may earn a 75% interest in the Las Flechas property through expenditures with pre-agreed minimum annual exploration expenditures aggregating to US$4.5 million over 5.1 years to June 30, 2009.

The Gualcamayo property exploration expenditures in the period from June 30, 2003, the date of acquisition, to December 31, 2004 are as follows:

	Six Months Ended December 31, 2003 $	Twelve Months Ended December 31, 2004 $	Period from date of acquisition (June 30, 2003) to December 31, 2004 $
Drilling	-	1,058,581	1,058,581
Geologists'/engineers' fees/travel/lodging	122,753	620,643	743,396
Field support	83,898	629,743	713,641
Assays	38,940	208,879	247,819
Property permits/canon payments	27,944	77,671	105,615
Water samples	3,979	2,940	6,919
Road maintenance/drill pads	3,637	238,762	242,399
Location administration/office support	59,790	185,604	245,394
Vehicles and equipment	-	60,732	60,732
Preliminary Economic Assessment	-	42,673	42,673
Argentine value added tax	12,483	382,276	394,759
	353,424	3,508,504	3,861,928

The Company does not have any significant asset retirement obligations at this stage of its activities.

Viceroy Exploration Ltd.

(an exploration stage company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

5 Furniture and equipment – corporate office

| | December 31, 2004 | | |
	Cost $	Accumulated Amortization $	Net $
Furniture and equipment	25,786	7,430	18,356
Computer equipment	14,939	3,854	11,088
	40,725	11,284	29,441

6 Income taxes

As at December 31, 2004, the Company has the following tax loss carry forwards:

Country	Category	Amount $	Expiry
Argentina	Operating losses	10,727,000	2007-2009
Canada	Non-capital losses	9,861,000	2005-2011
	Net capital losses	50,719,000	N/A

In Argentina, as at December 31, 2004, the tax basis of deferred exploration expenditures exceed the accounting basis balance of deferred exploration expenditures by approximately $3,076,000.

Future income tax assets are not recorded for the above tax loss carry forwards and exploration expenditures temporary difference due to the significant uncertainty of their recovery. The tax losses and exploration expenditures temporary difference may be subject to audit and adjustment by local tax authorities.

7 Capital stock

a) Number of authorized shares

December 31, 2004	June 30, 2003 and December 31, 2003	Class of Shares
An unlimited number	100,000,000	first preferred shares without par value
An unlimited number	100,000,000	second preferred shares without par value
An unlimited number	100,000,000	common shares without par value

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

b) Issued and outstanding – common shares

	Number of shares	Amount $
Balance - March 31, 2003	-	-
For exploration properties and other net assets (note 3(a))	13,800,000	6,515,196
Balance - June 30, 2003	13,800,000	6,515,196
Private placement	4,200,000	2,100,000
Related share issue costs	-	(80,952)
Pursuant to the Arrangement (note 3(b))	6,471,158	2,847,310
Related share issue costs, including $75,680 stock-based payment	-	(97,028)
Balance - December 31, 2003	24,471,158	11,284,526
Exercise of private placement warrants	4,200,000	2,520,000
Exercise of brokers' warrants	350,000	285,679
Exercise of stock options	744,500	545,954
Private Placement	5,604,650	12,330,230
Related share issue costs, including $241,634 stock-based payment	-	(1,154,158)
Balance – December 31, 2004	35,370,308	25,812,231

On November 18, 2003, the Company completed a private placement for a total of 4,200,000 units for gross proceeds of $2,100,000. Each unit consisted of one common share and one warrant entitling the holder to purchase one additional common share at a price of $0.60 until November 18, 2006. In addition, brokers involved received commission of $102,300 cash and 350,000 warrants (valued at $75,680) to acquire an additional 350,000 shares at an exercise price of $0.60 per share until November 18, 2004.

On December 6, 2004, the Company completed a private placement for a total of 5,604,650 units for gross proceeds of $12,330,230. Each unit consisted of one common share and one-half transferable warrant each whole warrant (2,802,323 warrants) entitling the holder to purchase one additional common share at a price of $2.75 until December 6, 2006. In addition, brokers involved received commission of $780,015 cash and 354,552 non-transferable warrants (valued at $241,634) to acquire an additional 354,552 shares at an exercise price of $2.75 per share until December 6, 2006.

In the subsequent period from January 1, 2005 to March 4, 2005, 250,000 shares were issued for proceeds of $218,500 upon exercise of stock options by three directors.

Viceroy Exploration Ltd.

(an exploration stage company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

c) Warrants

	Number of shares	Weighted average exercise price $
Balance – March 31,2003 and June 30, 2003	-	
Private placement	4,200,000	0.60
Brokers' commission	350,000	0.60
Balance - December 31, 2003	4,550,000	0.60
Exercise of private placement warrants	(4,200,000)	0.60
Exercise of brokers' commission warrants	(350,000)	0.60
Private placement	2,802,323	2.75
Brokers' commission	354,552	2.75
Balance – December 31, 2004	3,156,875	2.75

As at December 31, 2004, a total 3,156,875 warrants are outstanding, each warrant entitling the holder to purchase one common share at a price of $2.75, for a total of $8,681,406, until December 6, 2006.

d) Stock options

The Company has a stock option plan under which the Company may grant options to its directors, officers, employees and consultants for up to 10% of the issued and outstanding common shares of the Company. The maximum term of grant is five years, with the vesting period determined at the discretion of the Board of Directors. The exercise price of each option is no less than the closing price on the trading day immediately preceding the day on which the Company announces the grant of the option or, if the grant is not announced on the grant date less applicable discount, if any, permitted by the policies of the regulatory authorities and approved by the Board of Directors.

	Number of shares	Weighted average exercise price $
Balance – March 31, 2003 and June 30, 2003	-	
Granted to directors/officers/employees	1,600,000	0.90
Granted to other consultants	100,000	1.25
Granted pursuant to the Acquisition (note 3 (b))	339,500	0.39
Balance - December 31, 2003	2,039,500	0.83
Granted to directors/officers/employees	778,000	1.62
Granted to other consultants	520,000	1.40
Exercise of options by directors/officers/employees	(405,000)	0.51
Exercise of options granted pursuant to the Acquisition (note 3 (b))	(339,500)	0.39
Balance – December 31, 2004	2,593,000	1.29

Viceroy Exploration Ltd.

(an exploration stage company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

Included in options granted to other consultants in 2004 is an option for 200,000 common shares which at the date granted was subject to vesting. As at December 31, 2004, the option was fully vested.

In the subsequent period from January 1, 2005 to March 4, 2005:

- on January 31, 2005, stock options for total 827,000 common shares were granted, subject to shareholder and regulatory approvals at an exercise price of $2.46 per share until January 31, 2010 of which options for 597,000 common shares were granted to certain directors, officers and employees and options for 230,000 common shares were granted to other consultants. Three options for a total of 150,000 common shares are subject to vesting.

- on February 24, 2005, a stock option for 30,000 common shares was granted, subject to shareholder and regulatory approvals, to a consultant at an exercise price of $2.52 per share until February 24, 2010, subject to vesting.

The following table summarizes information on stock options outstanding at December 31, 2004:

Range of exercise prices $	Number of shares	Weighted average remaining contractual life in years	Weighted average exercise price $
0.50	300,000	3.70	0.50
0.93 -1.35	1,613,000	3.50	1.23
1.57	480,000	4.70	1.57
2.25	200,000	4.81	2.25
	2,593,000	3.84	1.29

The following table summarizes information on stock options outstanding at December 31, 2003:

Range of exercise prices $	Number of shares	Weighted average remaining contractual life in years	Weighted average exercise price $
0.39 - 0.50	1,039,500	2.88	0.46
1.06 – 1.25	1,000,000	4.86	1.21
	2,039,500	3.85	0.83

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

e) Stock options and warrants

	Number of shares	Amount $
Balance - June 30, 2003 and March 31, 2003	-	-
Stock-based compensation to directors/officers/employees	1,600,000	1,027,680
Stock-based compensation to other consultants	100,000	89,400
Stock-based payment of options granted pursuant to the Acquisition (note 3 (b))	339,500	59,711
Stock-based payment of warrants granted as brokers' commission	350,000	75,680
Balance - December 31, 2003	2,389,500	1,252,471
Stock-based compensation to directors/officers/employees	778,000	748,421
Stock-based compensation to other consultants	520,000	434,664
Stock-based payment of warrants granted as brokers' commission	354,552	241,634
Exercise of stock-based compensation to directors/officers/ employees	(405,000)	(147,539)
Exercise of warrants granted as brokers' commission	(350,000)	(75,680)
Exercise of options granted pursuant to the Acquisition	(339,500)	(59,711)
Balance - December 31, 2004	2,947,552	2,394,260

Assumptions used in calculating the fair value of stock-based compensation using the Black-Scholes pricing model are:

For the twelve months ended December 31, 2004:

	Stock options granted to directors/officers/ employees	Stock options granted to other consultants	Warrants granted as brokers' commission
Number of common shares	778,000	520,000	354,552
Grant price per share	$1.26 - $2.25	$0.93 - $1.57	$2.37
Exercise price per share	$1.26 - $2.25	$0.93 - $1.57	$2.75
Risk-free interest rate (percent)	3.73 - 4.13	3.84 - 4.13	2.86
Annual dividend per share	Nil	Nil	Nil
Price volatility (percent)	55-90	56-90	58
Option/warrant life in years	5	5	2
Weighted average grant date fair value per share	$0.96	$0.84	$0.68

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

For the six months ended December 31, 2003:

	Stock options granted to directors/officers/ employees	Stock options granted to other consultants	Warrants granted as brokers' commission
Number of common shares	1,600,000	100,000	350,000
Grant /exercise price per share	$0.50 - $1.25	$1.25	$0.60
Risk-free interest rate (percent)	3.84	3.84	3.84
Annual dividend per share	Nil	Nil	Nil
Price volatility (percent)	90	90	90
Option/warrant life in years	1.5 - 5	5	1
Weighted average grant date fair value per share	$0.64	$0.89	$0.22

In the subsequent period from January 1, 2005 to March 4, 2005, the stock options granted, subject to shareholder and regulatory approvals, for the 597,000 common shares to certain directors, officers and employees have a fair value total of $761,241 and for the 230,000 common shares to other consultants have a fair value total of $293,275. The stock option granted to a consultant has a fair value of $38,181.

8   Related party transactions

a)   During the twelve months ended December 31, 2004 and six months ended December 31, 2003, the Company paid $7,500 and $55,000, respectively, for administrative and corporate services, and office space to a company which at the time was related by virtue of common directors and officers. The arrangement terminated February 14, 2004.

b)   During the six months ended December 31, 2003, the Company paid a total $59,500 for management services to two companies each which has a common director with the Company.

During the six months ended December 31, 2003, stock options were granted to certain directors/officers/ employees for a total 1,600,000 common shares having a recorded fair value of $1,627,680.

c)   In the twelve months ended December 31, 2004, the Company had monthly consulting services arrangements with each of its four officers, two of which are also directors of the Company. Cash paid or payable pursuant to these arrangements was $175,000, $112,027, $112,000 and $102,650, an aggregate of $501,677. The arrangement with one of the officers began March 15, 2004.

During the twelve months ended December 31, 2004, stock options were granted to certain directors/officers/ employees for a total 778,000 common shares having a recorded fair value of $748,421.

d)   In connection with the 2004 private placement of the Company, the independent directors of the Company approved the participation by one director of the Company in the private placement for the purchase of 150,000 units on the same terms as arm's length investors.

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

9 Geographic segment information

Assets by geographic segment are as follows:

	December 31, 2004 $	December 31, 2003 $	June 30 2003 $
Canada	14,646,602	4,909,803	556,061
Argentina	9,991,341	6,414,472	6,015,995
	24,637,943	11,324,275	6,572,056

10 Supplemental cash flow information

a) Changes in non-cash charges in operating activities:

	Twelve Months Ended December 31, 2004 $	Six Months Ended December 31, 2003 $	Three Months Ended June 30, 2003 $
Loss/write-down of short-term investments	19,487	-	-
Amortization	11,284	-	-
Stock-based compensation	1,183,085	1,117,080	-
	1,213,856	1,117,080	-

b) Changes in non-cash working capital items:

	Twelve Months Ended December 31, 2004 $	Six Months Ended December 31, 2003 $	Three Months Ended June 30, 2003 $
Increase in prepaid expenses and accounts receivable	(27,308)	(19,877)	(353)
Increase (decrease) in accounts payable and accrued liabilities	(62,828)	127,072	11,166
	(90,136)	107,195	10,813

Viceroy Exploration Ltd.

(an exploration stage company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

c) The Company entered into the following non-cash investing activities:

	Twelve Months Ended December 31, 2004 $	Six Months Ended December 31, 2003 $	Three Months Ended June 30, 2003 $
Issue of shares pursuant to the acquisition (note 3 (a))	-	-	6,515,196
Issue of shares pursuant to the Arrangement (note 3 (b))	-	2,847,310	

d) The Company entered into the following non-cash financing activities:

	Twelve Months Ended December 31, 2004 $	Six Months Ended December 31, 2003 $	Three Months Ended June 30, 2003 $
Share issue costs, stock-based payment	241,634	75,680	-

11 Commitment

On February 23, 2005, the Company entered into a contract with AMEC Americas Limited to carry out additional engineering studies on its Gualcamayo gold property in Argentina.

12 United States generally accepted accounting principles

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada which conforms in all material respects with United States generally accepted accounting principles (U.S. GAAP) except as described below:

a) As described in note 2, Canadian GAAP allows for the deferral of exploration expenditures. For U.S. GAAP purposes, exploration costs relating to unproven mineral properties are expensed as incurred. When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent exploration and development costs of the property are capitalized. The capitalized costs of such properties are then measured periodically, for recoverability of carrying values under Statement of Financial Accounting Standard (SFAS) No. 144.

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

b) As described in note 2, Canadian GAAP allows for short-term investments to be recorded at cost unless there is an other than temporary decline in value. For U.S. GAAP purposes, short-term investments are classified as available–for-sale securities and carried at period-end quoted market values and the differences recorded, net of applicable income taxes, as adjustments to accumulated other comprehensive loss.

c) The significant effects on the consolidated financial statements relative to U.S. GAAP are as follows:

i. Consolidated Statements of Operations

	Twelve Months Ended December 31, 2004 $	Six Months Ended December 31, 2003 $	Six Months Ended June 30, 2003 $	Twelve Months Ended December 31, 2002 $	Twelve Months Ended December 31, 2001 $
Loss					
As reported under Canadian GAAP	(2,377,721)	(1,436,596)	(10,813)	-	-
Adjustment for exploration expenditures in the period	(3,508,504)	(353,424)	(122,033)	(2,020,738)	(1,025,128)
Loss under U.S. GAAP	(5,886,225)	(1,790,020)	(132,846)	(2,020,738)	(1,025,128)
Other comprehensive gain (loss):					
Adjustment for unrealized holding loss	9,796	(9,796)	-	-	-
Comprehensive loss under US GAAP	(5,876,429)	(1,799,816)	(132,846)	(2,020,738)	(1,025,128)
Loss per share under U.S. GAAP *	(0.20)		(0.00)		(0.07)

* For December 31, 2002 and 2001, 13,800,000 was used as the weighted average share number, being the opening number of shares issued by the Company on June 30, 2003.

ii. Consolidated Balance Sheet Items

	December 31, 2004 $	December 31, 2003 $	June 30, 2003 $
Short-term investments			
As reported under Canadian GAAP	-	76,501	-
Adjusted for fair market value	-	(9,796)	-
Under U.S. GAAP	-	66,705	-

Viceroy Exploration Ltd.

(an exploration stage company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

iii. Recent accounting pronouncements

Accounting standards that the Company expects to adopt subsequent to December 31, 2004 on a prospective basis when applicable include the following:

Financial instruments-recognition and measurement, hedges, and comprehensive income

Financial instruments other than trade receivables, trade payables and certain other financial liabilities including long term debt must be recorded at fair value, not historical cost. If a financial instrument is measured at fair value, changes in its fair value is recognized in operations in the period in which they occur except for investments, and possibly certain other assets, designed as being "available for sale" changes in the fair value should be recorded directly in shareholders' equity in a special account called "other comprehensive income" until the asset disappears or is impaired. At that time, the gains and losses are recycled to the operations statement. The result of applying this standard is that income from these investments will be reported in the operations statement as if the assets were accounted for at historical cost.

These new Canadian standards are effective for fiscal years starting on or after October 1, 2006 and can be adopted earlier but only at the beginning of a financial year and only if the company has not already issued interim financial statements that cover part of the year. The Company does not foresee any significant effects on implementation.

Whether mineral rights are tangible or intangible assets

Effective for reporting periods beginning after April 29, 2004, the United States Emerging Issues Task Force (EITF) released Issue 04-2, "Whether Mineral Rights are Tangible or Intangible Assets." The consensus was that mineral rights acquired on a business combination are tangible assets and should be recorded as a separate component of property, plant and equipment either on the face of the financial statements or in the notes. The Company will comply with the Issue in the future as required.

Mining assets - impairment in business combinations

Effective for reporting periods beginning after March 31, 2004, the EITF released Issue No. 04-3, "Mining Assets: Impairment and Business Combinations." The EITF reached consensus that an entity should include value beyond proven and probable reserves in the value allocated to mining assets in a purchase price allocation to the extent a market participant would include such value in determing the fair market value of the asset. The EITF also reached consensus that an entity should include the effects of anticipated changes in market prices of minerals when determining the fair market value of mining assets in a purchase price equation in a manner consistent with expectations of the marketplace.

An entity should also include cash flows associated with value beyond proven and probable reserves in estimates of future cash flows for determining if a mining asset is impaired under SFAS 144. An entity should also anticipate fluctuations in market prices when determining these cash flows.

The Company will comply with this Issue for any future business combination.

CORPORATE DATA

DIRECTORS
Patrick Downey
Ronald Netolitzky
David Black
Richard Colterjohn
Eric Cunningham
Michael Halvorson
Robert Matthews

OFFICERS
Ronald Netolizky
Chairman of the Board

Patrick Downey
President & CEO

John Fairchild
Chief Financial Officer

Michele Jones
Corporate Secretary

SHARES LISTED
VYE - TSX Venture Exchange
VCRYF - OTC

CAPITALIZATION
Issued: 35,620,308 Common Shares
(at March 1, 2005)

HEAD OFFICE
520 - 700 West Pender Street
Vancouver, B.C. V6C 1G8
Canada
Tel: 604-669-4777
Fax: 604-696-0212
info@viceroyexploration.com
www.viceroyexploration.com

SAN JUAN OFFICE
San Luis 235 Oeste
(5400) San Juan, Argentina
Tel: (011) 54-264-421-1573
Fax: (011) 54-264-427-4136

LEGAL COUNSEL
DuMoulin Black
595 Howe Street
Vancouver, British Columbia

REGISTRAR AND TRANSFER AGENT
Computershare Trust Company of Canada
Toronto, Ontario
Vancouver, British Columbia

AUDITOR
PricewaterhouseCoopers LLP
250 Howe Street, Suite 700
Vancouver, British Columbia

ANNUAL GENERAL MEETING
The Annual General Meeting of the
Shareholders will be held at the
Metropolitan Hotel,
645 Howe Street, Vancouver
British Columbia,
at 2:00 PM on April 22, 2005

Cautionary Notes

This report presents a review of the Company's projects in Argentina, including the Gualcamayo Project. Readers are cautioned that the projects are at an early stage of exploration and that all estimates and projections contained herein are based on limited and incomplete data. More work is required before the mineralization on the projects and their economic aspects can be confidently modeled. Therefore, the work results & estimates herein may be considered to be generally indicative only of the nature and quality of the projects. No representation or prediction is intended as to the results of future work, nor can there be any promise that the estimates herein will be confirmed by future exploration or analysis or that the project will otherwise prove to be economic.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This report uses the terms 'measured resources', 'indicated resources' & 'inferred resources'. Viceroy advises United States investors that while these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the United States Securities and Exchange Commission does not recognize them. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted to reserves. In addition, 'inferred resources' have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian Rules, estimates of Inferred Mineral Resources may not form the basis of Feasibility or Pre-Feasibility Studies, or economic studies except for a Preliminary Assessment as defined under 43-101. United States investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.



www.viceroyexploration.com